SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)

LIN MEDIA LLC

(Name of Issuer)

Class A Common Shares

(Title of Class of Securities)

532771102

(CUSIP Number)

Hicks Muse Fund III Incorporated

2100 McKinney Avenue, Suite 1600

Dallas, Texas 75201

Telephone Number: (214) 740-7300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Denise M. Parent LIN Media LLC 701 Brazos Street, Suite 800 Austin, Texas 78701 (512) 774-6110	Robert L. Kimball Vinson & Elkins L.L.P. 2001 Ross Avenue, Suite 3700 Dallas, Texas 75201 (214) 220-7700

March 21, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 53277102

1	Name of reporting person: Hicks, Muse, Tate & Furst Equity Fund III, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 16,195,612 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 16,195,612 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 16,195,612 (See Item 5)
12	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11) 29.2% (See Item 5)
14	Type of reporting person (see instructions) PN

*	Voluntary, not mandatory

CUSIP NO. 53277102

1	Name of reporting person: HM3/GP Partners, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 16,195,612 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 16,195,612 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 16,195,612 (See Item 5)
12	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11) 29.2% (See Item 5)
14	Type of reporting person (see instructions) PN

*	Voluntary, not mandatory

CUSIP NO. 53277102

1	Name of reporting person: Hicks Muse GP Partners III, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 16,407,399 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 16,407,399 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 16,407,399 (See Item 5)
12	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11) 29.6% (See Item 5)
14	Type of reporting person (see instructions) PN

*	Voluntary, not mandatory

CUSIP NO. 53277102

1	Name of reporting person: Hicks Muse Fund III Incorporated
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 16,407,399 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 16,407,399 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 16,407,399 (See Item 5)
12	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11) 29.6% (See Item 5)
14	Type of reporting person (see instructions) CO

*	Voluntary, not mandatory

CUSIP NO. 53277102

1	Name of reporting person: HM3 Coinvestors, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 211,787 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 211,787 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 211,787 (See Item 5)
12	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11) 0.4% (See Item 5)
14	Type of reporting person (see instructions) PN

*	Voluntary, not mandatory

CUSIP NO. 53277102

1	Name of reporting person: Hicks, Muse & Co. Partners, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 114,586 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 114,586 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 114,586 (See Item 5)
12	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11) 0.2% (See Item 5)
14	Type of reporting person (see instructions) PN

*	Voluntary, not mandatory

CUSIP NO. 53277102

1	Name of reporting person: HM Partners Inc.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 114,586 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 114,586 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 114,586 (See Item 5)
12	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11) 0.2% (See Item 5)
14	Type of reporting person (see instructions) CO

*	Voluntary, not mandatory

CUSIP NO. 53277102

1	Name of reporting person: Hicks, Muse, Tate & Furst Equity Fund IV, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 4,193,504 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 4,193,504 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 4,193,504 (See Item 5)
12	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11) 7.6% (See Item 5)
14	Type of reporting person (see instructions) PN

*	Voluntary, not mandatory

CUSIP NO. 53277102

1	Name of reporting person: Hicks, Muse, Tate & Furst Private Equity Fund IV, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 28,207 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 28,207 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 28,207 (See Item 5)
12	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11) 0.1% (See Item 5)
14	Type of reporting person (see instructions) PN

*	Voluntary, not mandatory

CUSIP NO. 53277102

1	Name of reporting person: HM4 Partners, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 4,221,711 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 4,221,711 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 4,221,711 (See Item 5)
12	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11) 7.6% (See Item 5)
14	Type of reporting person (see instructions) PN

*	Voluntary, not mandatory

CUSIP NO. 53277102

1	Name of reporting person: Hicks, Muse GP Partners IV, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 65,079 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 65,079 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 65,079 (See Item 5)
12	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11) 0.1% (See Item 5)
14	Type of reporting person (see instructions) PN

*	Voluntary, not mandatory

CUSIP NO. 53277102

1	Name of reporting person: Hicks, Muse Latin America Fund I Incorporated
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 4,221,711 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 4,221,711 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 4,221,711 (See Item 5)
12	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11) 7.6% (See Item 5)
14	Type of reporting person (see instructions) CO

*	Voluntary, not mandatory

CUSIP NO. 53277102

1	Name of reporting person: HM4-EQ Coinvestors, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 65,079 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 65,079 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 65,079 (See Item 5)
12	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11) 0.1% (See Item 5)
14	Type of reporting person (see instructions) PN

*	Voluntary, not mandatory

CUSIP NO. 53277102

1	Name of reporting person: Hicks, Muse GP Partners L.A., L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 4,221,711 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 4,221,711 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 4,221,711 (See Item 5)
12	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11) 7.6% (See Item 5)
14	Type of reporting person (see instructions) PN

*	Voluntary, not mandatory

CUSIP NO. 53277102

1	Name of reporting person: Hicks, Muse Fund IV, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 65,079 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 65,079 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 65,079 (See Item 5)
12	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11) 0.1% (See Item 5)
14	Type of reporting person (see instructions) OO

*	Voluntary, not mandatory

CUSIP NO. 53277102

1	Name of reporting person: Muse Family Enterprises, Ltd.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0 (See Item 5)
	8	Shared voting power 1,255 (See Item 5)
	9	Sole dispositive power 0 (See Item 5)
	10	Shared dispositive power 1,255 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 1,255 (See Item 5)
12	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11) 0.002% (See Item 5)
14	Type of reporting person (see instructions) PN

*	Voluntary, not mandatory

CUSIP NO. 53277102

1	Name of reporting person: JRM Interim Investors, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0 (See Item 5)
	8	Shared voting power 9,013 (See Item 5)
	9	Sole dispositive power 0 (See Item 5)
	10	Shared dispositive power 9,013 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 9,013 (See Item 5)
12	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11) 0.02% (See Item 5)
14	Type of reporting person (see instructions) PN

*	Voluntary, not mandatory

CUSIP NO. 53277102

1	Name of reporting person: JRM Management Company, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0 (See Item 5)
	8	Shared voting power 10,268 (See Item 5)
	9	Sole dispositive power 0 (See Item 5)
	10	Shared dispositive power 10,268 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 10,268 (See Item 5)
12	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11) 0.02% (See Item 5)
14	Type of reporting person (see instructions) OO

*	Voluntary, not mandatory

CUSIP NO. 53277102

1	Name of reporting person: John R. Muse
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 87,683 (See Item 5)
	8	Shared voting power 20,819,043 (See Item 5)
	9	Sole dispositive power 82,283 (See Item 5)
	10	Shared dispositive power 20,819,043 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 20,906,726 (See Item 5)
12	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11) 37.7% (See Item 5)
14	Type of reporting person (see instructions) IN

*	Voluntary, not mandatory

CUSIP NO. 53277102

1	Name of reporting person: Andrew S. Rosen
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 20,808,775 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 20,808,775 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 20,808,775 (See Item 5)
12	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11) 37.6% (See Item 5)
14	Type of reporting person (see instructions) IN

*	Voluntary, not mandatory

Item 1. Security and Issuer

The title and class of equity security to which this Schedule 13D relates is the Class A common shares (the “Class A Common Shares”) of LIN Media LLC, a Delaware limited liability company (“LIN” or the “Company”). The principal executive offices of LIN are located at 701 Brazos Street, Suite 800, Austin, TX 78701.

Item 2. Identity and Background

Item 2 is amended and restated as follows:

Name of Persons filing this Statement (the “Filing Parties”):

Hicks, Muse, Tate & Furst Equity Fund III, L.P., a Delaware limited partnership (“Fund III”);

HM3/GP Partners, L.P., a Texas limited partnership (“HM3/GP Partners”);

Hicks Muse GP Partners III, L.P., a Texas limited partnership (“GP Partners III”);

Hicks Muse Fund III Incorporated, a Texas corporation (“Fund III Incorporated”);

HM3 Coinvestors, L.P., a Texas limited partnership (“HM3 Coinvestors”);

Hicks, Muse & Co. Partners, L.P., a Texas limited partnership (“HM&Co.”);

HM Partners Inc., a Texas corporation (“HM Partners”);

Hicks, Muse, Tate & Furst Equity Fund IV, L.P., a Delaware limited partnership (“Fund IV”);

Hicks, Muse, Tate & Furst Private Equity Fund IV, L.P., a Delaware limited partnership (“Private Fund IV”);

HM4 Partners, L.P., a Texas limited partnership (“HM4 Partners”);

Hicks, Muse GP Partners L.A., L.P., a Texas limited partnership (“GP Partners LA”);

Hicks, Muse Latin America Fund I Incorporated, a Texas corporation (“LA Fund I Incorporated”);

HM4-EQ Coinvestors, L.P., a Texas limited partnership (“HM4-EQ Coinvestors”);

Hicks, Muse GP Partners IV, L.P., a Texas limited partnership (“GP Partners IV”);

Hicks, Muse Fund IV, LLC, a Texas limited liability company (“Fund IV LLC”);

Muse Family Enterprises, Ltd., a Texas limited partnership (“MFE”);

JRM Interim Investors, L.P., a Texas limited partnership (“JRM”);

JRM Management Company, LLC, a Texas limited liability company (“JRM Management”);

John R. Muse (“Mr. Muse”); and

Andrew S. Rosen (“Mr. Rosen”).

Fund III

Fund III is a Delaware limited partnership, the principal business of which is to invest directly or indirectly in various companies. The business address of Fund III, which also serves as its principal office, is 2100 McKinney Avenue, Suite 1600, Dallas, Texas 75201. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to HM3/GP Partners, the sole general partner of Fund III, is set forth below.

HM3/GP Partners

HM3/GP Partners is a Texas limited partnership, the principal business of which is to serve as the general partner in various limited partnerships, including Fund III. The business address of HM3/GP Partners, which also serves as its principal office, is 2100 McKinney Avenue, Suite 1600, Dallas, Texas 75201.

Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to GP Partners III, the sole general partner of HM3/GP Partners, is set forth below.

GP Partners III

GP Partners III is a Texas limited partnership, the principal business of which is to serve as the general partner in various limited partnerships, including HM3/GP Partners and HM3 Coinvestors. The business address of GP Partners III, which also serves as its principal office, is 2100 McKinney Avenue, Suite 1600, Dallas, Texas 75201. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to Fund III Incorporated, the sole general partner of GP Partners III, is set forth below.

Fund III Incorporated

Fund III Incorporated is a Texas corporation, the principal business of which is to serve as the general partner in various limited partnerships, including GP Partners III. The business address of Fund III Incorporated, which also serves as its principal office, is 2100 McKinney Avenue, Suite 1600, Dallas, Texas 75201.

Information with respect to John R. Muse, Andrew S. Rosen, David W. Knickel and William G. Neisel, each of whom serves as an executive officer of Fund III Incorporated, is set forth below under “Directors and Executive Officers.” In addition, each of Messrs. Muse and Rosen serve on a two-person committee that exercises voting and dispositive power over the shares beneficially owned by Fund III Incorporated.

HM3 Coinvestors

HM3 Coinvestors is a Texas limited partnership, the principal business of which is to invest directly or indirectly in various companies. The business address of HM3 Coinvestors, which also serves as its principal office, is 2100 McKinney Avenue, Suite 1600, Dallas, Texas 75201. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to GP Partners III, the sole general partner of HM3 Coinvestors, is set forth above.

HM&Co.

HM&Co. is a Texas limited partnership, the principal business of which is to provide investment management services to various companies and private investment funds affiliated with Hicks, Muse, Tate & Furst Incorporated (“Hicks Muse”), a private investment firm primarily engaged in leveraged acquisitions, recapitalizations and other investment activities. The business address of HM&Co., which also serves as its principal office, is 2100 McKinney Avenue, Suite 1600, Dallas, Texas 75201. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to HM Partners, the sole general partner of HM&Co., is set forth below.

HM Partners

HM Partners is a Texas corporation, the principal business of which is to serve as the sole general partner of HM&Co. The business address of HM Partners, which also serves as its principal office, is 2100 McKinney Avenue, Suite 1600, Dallas, Texas 75201. Information with respect to John R. Muse, Andrew S. Rosen, David W. Knickel and William G. Neisel, each of whom serves as an executive officer of HM Partners, is set forth below under “Directors and Executive Officers.” In addition, each of Messrs. Muse and Rosen serves on a two-person committee that exercises voting and dispositive power over the shares beneficially owned by HM Partners.

Fund IV

Fund IV is a Delaware limited partnership, the principal business of which is to invest directly or indirectly in various companies. The business address of Fund IV, which also serves as its principal office, is 2100 McKinney Avenue, Suite 1600, Dallas, Texas 75201. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to HM4 Partners, the sole general partner of Fund IV, is set forth below.

Private Fund IV

Private Fund IV is a Delaware limited partnership, the principal business of which is to invest directly or indirectly in various companies. The business address of Private Fund IV, which also serves as its principal office, is 2100 McKinney Avenue, Suite 1600, Dallas, Texas 75201. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to HM4 Partners, the sole general partner of Private Fund IV, is set forth below.

HM4 Partners

HM4 Partners is a Texas limited partnership, the principal business of which is to serve as the general partner in various limited partnerships, including Fund IV and Private Fund IV. The business address of HM4 Partners, which also serves as its principal office, is 2100 McKinney Avenue, Suite 1600, Dallas, Texas 75201. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to GP Partners LA, the sole general partner of HM4 Partners, is set forth below.

GP Partners LA

GP Partners LA is a Texas limited partnership, the principal business of which is to serve as the general partner in various limited partnerships, including HM4 Partners. The business address of GP Partners LA, which also serves as its principal office, is 2100 McKinney Avenue, Suite 1600, Dallas, Texas 75201. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to LA Fund I Incorporated, the sole general partner of GP Partners LA, is set forth below.

LA Fund I Incorporated

LA Fund I Incorporated is a Texas corporation, the principal business of which is to serve as the general partner in various limited partnerships, including GP Partners LA. The business address of LA Fund I Incorporated, which also serves as its principal office, is 2100 McKinney Avenue, Suite 1600, Dallas, Texas 75201.

Information with respect to John R. Muse, Andrew S. Rosen, David W. Knickel and William G. Neisel, each of whom serves as an executive officer of LA Fund I Incorporated, is set forth below under “Directors and Executive Officers.” In addition, each of Messrs. Muse and Rosen serves on a two-person committee that exercises voting and dispositive power over the shares beneficially owned by LA Fund I Incorporated.

HM4-EQ Coinvestors

HM4-EQ Coinvestors is a Texas limited partnership, the principal business of which is to invest directly or indirectly in various companies. The business address of HM4-EQ Coinvestors, which also serves as its principal office, is 2100 McKinney Avenue, Suite 1600, Dallas, Texas 75201. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to GP Partners IV, the sole general partner of HM4-EQ Coinvestors, is set forth below.

GP Partners IV

GP Partners IV is a Texas limited partnership, the principal business of which is to serve as the general partner in various limited partnerships, including HM4-EQ Coinvestors. The business address of GP Partners IV, which also serves as its principal office, is 2100 McKinney Avenue, Suite 1600, Dallas, Texas 75201. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to Fund IV LLC, the sole general partner of GP Partners IV, is set forth below.

Fund IV LLC

Fund IV LLC is a Texas limited liability company, the principal business of which is to serve as the general partner in various limited partnerships, including GP Partners IV. The business address of Fund IV LLC, which also serves as its principal office, is 2100 McKinney Avenue, Suite 1600, Dallas, Texas 75201. Information with respect to John R. Muse, Andrew S. Rosen, David W. Knickel and William G. Neisel, each of whom serves as an executive officer of Fund IV LLC, is set forth below under “Directors and Executive Officers.” In addition, each of Messrs. Muse and Rosen serves on a two-person committee that exercises voting and dispositive power over the shares beneficially owned by Fund IV LLC.

MFE

MFE is a Texas limited partnership, the principal business of which is to serve as a family investment entity. The business address of MFE, which also serves as its principal office, is 2100 McKinney Avenue, Suite 1600, Dallas, Texas 75201. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to JRM Management, the sole general partner of MFE, is set forth below.

JRM

JRM is a Texas limited partnership, the principal business of which is to serve as a family investment entity. The business address of JRM, which also serves as its principal office, is 2100 McKinney Avenue, Suite 1600, Dallas, Texas 75201. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to JRM Management, the sole general partner of JRM, is set forth below.

JRM Management

JRM Management is a Texas limited liability company, the principal business of which is to serve as the general partner of MFE and JRM. The business address of JRM Management, which also serves as its principal office, is 2100 McKinney Avenue, Suite 1600, Dallas, Texas 75201. Information with respect to John R. Muse and Lyn R. Muse, each of whom serves as an executive officer of JRM Management, is set forth below under “Directors and Executive Officers.”

John R. Muse

The principal business address of Mr. Muse is 2100 McKinney Avenue, Suite 1600, Dallas, Texas 75201. Mr. Muse is presently an executive officer of Hicks Muse and HM Capital Partners LLC (“HM Capital”), a private investment firm primarily engaged in leveraged acquisitions, recapitalizations and other principal investing activities.

Andrew S. Rosen

The principal business address of Mr. Rosen is 2100 McKinney Avenue, Suite 1600, Dallas, Texas 75201. Mr. Rosen is presently an executive officer of Hicks Muse, HM Capital and Kainos Capital, LLC, private investment firms primarily engaged in leveraged acquisitions, recapitalizations and other principal investing activities.

Directors and Executive Officers

The principal business address, occupation and employer of each of Messrs. Muse and Rosen are described above. The principal business address of each of David W. Knickel, William G. Neisel and Lyn R. Muse is 2100 McKinney Avenue, Suite 1600, Dallas, Texas 75201. Each of Messrs. Knickel and Neisel is presently an executive officer of Hicks Muse, HM Capital and Kainos Capital, LLC, private investment firms primarily engaged in leveraged acquisitions, recapitalizations and other principal investing activities. Ms. Muse is presently an executive officer of JRM Management, the general partner of two family investment entities, MFE and JRM.

(d) None of the Filing Parties or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Filing Parties or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

Not applicable.

Item 4. Purpose of Transaction

On March 21, 2014, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Media General, Inc., a Virginia corporation, (“Media General”), Mercury New Holdco, Inc., a Virginia corporation and a direct, wholly owned subsidiary of Media General (“New Holdco”), Mercury Merger Sub 1, Inc., a Virginia corporation and a direct, wholly owned subsidiary of New Holdco (“Merger Sub 1”), Mercury Merger Sub 2, LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of New Holdco (“Merger Sub 2”). Pursuant to the Merger Agreement, Merger Sub 1 will, upon the terms and subject to the conditions thereof, merge with and into Media General (the “Media General Merger”), with Media General surviving the Media General Merger as a wholly owned subsidiary of New Holdco, and immediately following the consummation of the Media General Merger, Merger Sub 2 will merge with and into the Company (the “LIN Merger” and, together with the Media General Merger, the “Mergers”), with the Company surviving the LIN Merger as a wholly owned subsidiary of New Holdco. The completion of the Mergers is subject to certain conditions, including, among others: (i) the receipt of approval from the Federal Communications Commission and the expiration or early termination of the waiting period applicable to the Mergers under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (ii) the absence of certain legal impediments to the consummation of the Mergers, (iii) the adoption of the agreement by the shareholders of the Company, (iv) the approval by the shareholders of Media General and (v) certain customary third party consents.

Also on March 21, 2014, in connection with the execution of the Merger Agreement, Fund III, HM3 Coinvestors, Fund IV, Private Fund IV, HM4-EQ Coinvestors, HM&Co., MFE, JRM and Mr. Muse entered into a Voting and Support Agreement (the “Voting and Support Agreement”) with the Company, Media General and New Holdco, pursuant to which Fund III, HM3 Coinvestors, Fund IV, Private Fund IV, HM4-EQ Coinvestors, HM&Co., MFE, JRM and Mr. Muse agreed, subject to certain exceptions, to vote in favor of the adoption of the Merger Agreement and take certain other actions in furtherance of the transactions contemplated by the Merger Agreement.

The foregoing description of the Voting and Support Agreement is only a summary, does not purport to be complete and is qualified in its entirety by reference to the Voting and Support Agreement, which is filed hereto as Exhibit 1 and incorporated herein by reference.

Item 5. Interest in Securities of Issuer

Item 5 is amended and restated as follows:

The Filing Parties currently hold Class A Common Shares, Class B Common Shares and Class C Common Shares. Also, Mr. Muse holds an option to purchase Class A Common Shares. Each outstanding Class B Common Share may be converted at the option of the holder into a Class A Common Share or a Class C Common Share, at any time, subject to the receipt of all requisite regulatory approvals and certain other conditions. The Class C Common Shares convert automatically into Class A Common Shares upon conversion of a majority of the Class B Common Shares.

(a)

(1) Fund III may be deemed to beneficially own in the aggregate 16,195,611 Class B Common Shares and 1 Class C Common Share, representing approximately 29.2%, on an as-converted basis, of the outstanding Class A Common Shares.

(2) HM3/GP Partners may be deemed to beneficially own in the aggregate 16,195,611 Class B Common Shares and 1 Class C Common Share, representing approximately 29.2%, on an as-converted basis, of the outstanding Class A Common Shares.

(3) GP Partners III may be deemed to beneficially own in the aggregate 16,407,398 Class B Common Shares and 1 Class C Common Share, representing approximately 29.6%, on an as-converted basis, of the outstanding Class A Common Shares.

(4) Fund III Incorporated may be deemed to beneficially own in the aggregate 16,407,398 Class B Common Shares and 1 Class C Common Share, representing approximately 29.6%, on an as-converted basis, of the outstanding Class A Common Shares.

(5) HM3 Coinvestors may be deemed to beneficially own in the aggregate 211,787 Class B Common Shares, representing approximately 0.4%, on an as-converted basis, of the outstanding Class A Common Shares.

(6) HM&Co. may be deemed to beneficially own in the aggregate 114,586 Class B Common Shares, representing approximately 0.2%, on an as-converted basis, of the outstanding Class A Common Shares.

(7) HM Partners may be deemed to beneficially own in the aggregate 114,586 Class B Common Shares, representing approximately 0.2%, on an as-converted basis, of the outstanding Class A Common Shares.

(8) Fund IV may be deemed to beneficially own in the aggregate 4,193,504 Class B Common Shares, representing approximately 7.6%, on an as-converted basis, of the outstanding Class A Common Shares.

(9) Private Fund IV may be deemed to beneficially own in the aggregate 28,207 Class B Common Shares, representing approximately 0.1%, on an as-converted basis, of the outstanding Class A Common Shares.

(10) HM4 Partners may be deemed to beneficially own in the aggregate 4,221,711 Class B Common Shares, representing approximately 7.6%, on an as-converted basis, of the outstanding Class A Common Shares.

(11) GP Partners LA may be deemed to beneficially own in the aggregate 4,221,711 Class B Common Shares, representing 7.6%, on an as-converted basis, of the outstanding Class A Common Shares.

(12) LA Fund I Incorporated may be deemed to beneficially own in the aggregate 4,221,711 Class B Common Shares, representing 7.6%, on an as-converted basis, of the outstanding Class A Common Shares.

(13) HM4-EQ Coinvestors may be deemed to beneficially own in the aggregate 65,079 Class B Common Shares, representing approximately 0.1%, on an as-converted basis, of the outstanding Class A Common Shares.

(14) GP Partners IV may be deemed to beneficially own in the aggregate 65,079 Class B Common Shares, representing approximately 0.1%, on an as-converted basis, of the outstanding Class A Common Shares.

(15) Fund IV LLC may be deemed to beneficially own in the aggregate 65,079 Class B Common Shares, representing approximately 0.1%, on an as-converted basis, of the outstanding Class A Common Shares.

(16) MFE may be deemed to beneficially own in the aggregate 1,255 Class B Common Shares, representing 0.002%, on an as-converted basis, of the outstanding Class A Common Shares.

(17) JRM may be deemed to beneficially own in the aggregate 9,013 Class B Common Shares, representing 0.02%, on an as-converted basis, of the outstanding Class A Common Shares.

(18) JRM Management may be deemed to beneficially own in the aggregate 10,268 Class B Common Shares, representing 0.02%, on an as-converted basis, of the outstanding Class A Common Shares.

(19) Mr. Muse may be deemed to beneficially own in the aggregate 30,400 Class A Common Shares, 20,876,325 Class B Common Shares and 1 Class C Common Share, representing approximately 37.7%, on an as-converted basis, of the outstanding Class A Common Shares.

(20) Mr. Rosen may be deemed to beneficially own in the aggregate 20,808,774 Class B Common Shares and 1 Class C Common Share, representing approximately 37.6% on an as-converted basis, of the outstanding Class A Common Shares.

(b)

(1) Fund III has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 16,195,611 Class B Common Shares and 1 Class C Common Share as a result of the relationships described in (A) below.

(2) HM3/GP Partners has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 16,195,611 Class B Common Shares and 1 Class C Common Share as a result of the relationships described in (A) below.

(3) GP Partners III has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 16,407,398 Class B Common Shares and 1 Class C Common Share as a result of the relationships described in (A) below.

(4) Fund III Incorporated has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 16,407,398 Class B Common Shares and 1 Class C Common Share as a result of the relationships described in (A) below.

(5) HM3 Coinvestors has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 211,787 Class B Common Shares as a result of the relationships described in (A) below.

(6) HM&Co. has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 114,586 Class B Common Shares as a result of the relationships described in (B) below.

(7) HM Partners has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 114,586 Class B Common Shares as a result of the relationships described in (B) below.

(8) Fund IV has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 4,193,504 Class B Common Shares as a result of the relationships described in (C) below.

(9) Private Fund IV has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 28,207 Class B Common Shares as a result of the relationships described in (C) below.

(10) HM4 Partners has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 4,221,711 Class B Common Shares as a result of the relationships described in (C) below.

(11) GP Partners LA has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 4,221,711 Class B Common Shares as a result of the relationships described in (C) below.

(12) LA Fund I Incorporated has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 4,221,711 Class B Common Shares as a result of the relationships described in (C) below.

(13) HM4-EQ Coinvestors has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 65,079 Class B Common Shares as a result of the relationships described in (D) below.

(14) GP Partners IV has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 65,079 Class B Common Shares as a result of the relationships described in (D) below.

(15) Fund IV LLC has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 65,079 Class B Common Shares as a result of the relationships described in (D) below.

(16) MFE has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 1,255 Class B Common Shares as a result of the relationships described in (E) below.

(17) JRM has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 9,013 Class B Common Shares as a result of the relationships described in (E) below.

(18) JRM Management has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 10,268 Class B Common Shares as a result of the relationships described in (E) below.

(19) Mr. Muse has sole voting power with respect to 30,400 Class A Common Shares and 57,283 Class B Common Shares; sole dispositive power with respect to 25,000 Class A Common Shares and 57,283 Class B Common Shares; and shared voting and dispositive power with respect to 20,819,042 Class B Common Shares and 1 Class C Common Share as a result of the governance structure described in (F) below.

(20) Mr. Rosen has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 20,808,774 Class B Common Shares and 1 Class C Common Share as a result of the governance structure described in paragraph (G) below.

(A) HM3/GP Partners is the sole general partner of Fund III and, therefore, may be deemed to be the beneficial owner of the Class B Common Shares and Class C Common Share owned of record by Fund III. GP Partners III is the sole general partner of HM3/GP Partners and HM3 Coinvestors and, therefore, may be deemed to be the beneficial owner of the Class B Common Shares and Class C Common Share beneficially owned by HM3/GP Partners and the Class B Common Shares owned of record by HM3 Coinvestors. Fund III Incorporated is the sole general partner of GP Partners III and, therefore, may be deemed to be the beneficial owner of the Class B Common Shares and Class C Common Share beneficially owned by GP Partners III.

All of the 16,195,611 Class B Common Shares and 1 Class C Common Share for which Fund III has shared voting and dispositive power are held of record by Fund III. Of the Class B Common Shares and Class C Common Share for which HM3/GP Partners, GP Partners III and Fund III Incorporated has shared voting and dispositive power, none of such shares are held of record by HM3/GP Partners, GP Partners III and Fund III Incorporated, respectively. All of the 211,787 Class B Common Shares for which HM3 Coinvestors has shared voting and dispositive power are held of record by HM3 Coinvestors.

(B) HM Partners is the sole general partner of HM&Co. and, therefore, may be deemed to be the beneficial owners of the Class B Common Shares owned of record by HM&Co.

All of the 114,586 Class B Common Shares for which HM&Co. has shared voting and dispositive power are held of record by HM&Co. Of the Class B Common Shares for which HM Partners has shared voting and dispositive power, none of such shares are held of record by HM Partners.

(C) HM4 Partners is the sole general partner of each of Fund IV and Private Fund IV and, therefore, may be deemed to be the beneficial owner of the Class B Common Shares owned of record by each of Fund IV and Private Fund IV. GP Partners LA is the sole general partner of HM4 Partners and, therefore, may be deemed to be the beneficial owner of the Class B Common Shares beneficially owned by HM4 Partners. LA Fund I Incorporated is the sole general partner of GP Partners LA and, therefore, may be deemed to be the beneficial owner of the Class B Common Shares beneficially owned by GP Partners LA.

All of the 4,193,504 Class B Common Shares for which Fund IV has shared voting and dispositive power are held of record by Fund IV. All of the 28,207 Class B Common Shares for which Private Fund IV has shared voting and dispositive power are held of record by Private Fund IV. Of the Class B Common Shares for which HM4 Partners, GP Partners LA and LA Fund I Incorporated has shared voting and dispositive power, none of such shares are held of record by HM4 Partners, GP Partners LA and LA Fund I Incorporated, respectively.

(D) GP Partners IV is the sole general partner of HM4-EQ Coinvestors and, therefore, may be deemed to be the beneficial owner of the Class B Common Shares owned of record by HM4-EQ Coinvestors. Fund IV LLC is the sole general partner of GP Partners IV and, therefore, may be deemed to be the beneficial owner of the Class B Common Shares beneficially owned by GP Partners IV.

All of the 65,079 Class B Common Shares for which HM4-EQ Coinvestors has shared voting and dispositive power are held of record by HM4-EQ Coinvestors. Of the Class B Common Shares for which GP Partners IV and Fund IV LLC has shared voting and dispositive power, none of such shares are held of record by GP Partners IV and Fund IV LLC, respectively.

(E) JRM Management is the sole general partner of MFE and JRM and, therefore, may be deemed to be the beneficial owners of the Class B Common Shares owned of record by MFE and JRM.

All of the 1,255 Class B Common Shares for which MFE has shared voting and dispositive power are held of record by MFE. All of the 9,013 Class B Common Shares for which JRM has shared voting and dispositive power are held of record by JRM. Of the Class B Common Shares for which JRM Management has shared voting and dispositive power, none of such shares are held of record by JRM Management.

(F) Mr. Muse has sole voting power over 30,400 Class A Common Shares and 57,283 Class B Common Shares, sole voting and dispositive power over 25,000 Class A Common Shares and 57,283 Class B Common Shares, shared voting power over 20,819,042 Class B Common Shares and 1 Class C Common Share, and shared dispositive power over 20,819,042 Class B Common Shares and 1 Class C Common Share. Of the 20,819,042 Class B Common Shares and 1 Class C Common Share for which Mr. Muse has shared voting and dispositive power, none of such shares are held of record by Mr. Muse. Mr. Muse has shared voting and dispositive power over 20,808,774 Class B Common Shares and 1 Class C Common Share as a result of Mr. Muse being a member of the two-person committee that exercises voting and dispositive power over the shares beneficially owned by each of Fund III Incorporated, HM Partners, LA Fund I Incorporated and Fund IV LLC. Mr. Muse has shared voting and dispositive power over 10,268 Class B Common Shares as a result of indirectly beneficially owning MSE and JRM.

(G) Of the 20,808,774 Class B Common Shares and 1 Class C Common Share for which Mr. Rosen has shared voting and dispositive power, none of such shares are held of record by Mr. Rosen and such shared voting and dispositive power is a result of Mr. Rosen being a member of the two-person committee that exercises voting and dispositive power over the shares beneficially owned by each of Fund III Incorporated, HM Partners, LA Fund I Incorporated and Fund IV LLC.

Each of the Filing Parties expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares of Class A Common Shares covered by this statement (or shares of Class B Common Shares or Class C Common Shares) not owned by him or it of record.

(c) Not applicable.

(d) The right to receive dividends on, and proceeds from the sale of, the Class A Common Shares, Class B Common Shares or Class C Common Share held of record by the applicable Filing Parties and beneficially owned by their respective sole general partners or members, as the case may be, described in paragraphs (a) and (b) above is governed by their respective limited partnership agreements and limited liability regulations, as applicable, of each of such entities, and such dividends or proceeds may be distributed with respect to numerous general and limited partnership or membership interests.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Filing Parties intend to support the Mergers and have entered into the Voting and Support Agreement, which are described in Item 4 above. The information contained in Item 4 above is incorporated by reference herein.

Item 7. Material to be Filed as Exhibits

1. Voting and Support Agreement, by and among LIN Media LLC, Media General, Inc., Mercury New Holdco, Inc. Hicks, Muse, Tate & Furst Equity Fund III, L.P., HM3 Coinvestors, L.P., Hicks, Muse, Tate & Furst Equity Fund IV, L.P., Hicks, Muse, Tate & Furst Private Equity Fund IV, L.P., HM4-EQ Coinvestors, L.P., Hicks, Muse & Co. Partners, L.P., Muse Family Enterprises, Ltd., JRM Interim Investors, L.P. and John R. Muse, dated March 21, 2014.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 24, 2014	HICKS, MUSE, TATE & FURST EQUITY FUND III, L.P.

	By:	HM3/GP Partners, L.P.,
its general partner

	By:	Hicks, Muse GP Partners III, L.P.,
its general partner

	By:	Hicks Muse Fund III Incorporated,
its general partner

	By:	/s/ David W. Knickel
David W. Knickel
Vice President and Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 24, 2014	HM3/GP PARTNERS, L.P.

	By:	Hicks, Muse GP Partners III, L.P.,
its general partner

	By:	Hicks Muse Fund III Incorporated,
its general partner

	By:	/s/ David W. Knickel
David W. Knickel
Vice President and Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 24, 2014	HICKS MUSE GP PARTNERS III, L.P.

	By:	Hicks Muse Fund III Incorporated,
its general partner

	By:	/s/ David W. Knickel
David W. Knickel
Vice President and Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 24, 2014	HICKS MUSE FUND III INCORPORATED

	By:	/s/ David W. Knickel
David W. Knickel
Vice President and Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 24, 2014	HM3 COINVESTORS, L.P.

	By:	Hicks Muse GP Partners III, L.P.,
its general partner

	By:	Hicks Muse Fund III Incorporated,
its general partner

	By:	/s/ David W. Knickel
David W. Knickel
Vice President and Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 24, 2014	HICKS, MUSE & CO. PARTNERS, L.P.

	By:	HM Partners Inc.,
its general partner

	By:	/s/ David W. Knickel
David W. Knickel
Vice President and Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 24, 2014	HM PARTNERS INC.

	By:	/s/ David W. Knickel
David W. Knickel
Vice President and Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 24, 2014	HICKS, MUSE, TATE & FURST EQUITY FUND IV, L.P.

	By:	HM4 Partners, L.P.,
its general partner

	By:	Hicks, Muse GP Partners L.A., L.P.,
its general partner

	By:	Hicks, Muse Latin America Fund I Incorporated,
its general partner

	By:	/s/ David W. Knickel
David W. Knickel
Vice President and Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 24, 2014	HICKS, MUSE, TATE & FURST PRIVATE EQUITY FUND IV, L.P.

	By:	HM4 Partners, L.P.,
its general partner

	By:	Hicks, Muse GP Partners L.A., L.P.,
its general partner

	By:	Hicks, Muse Latin America Fund I Incorporated,
its general partner

	By:	/s/ David W. Knickel
David W. Knickel
Vice President and Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 24, 2014	HM4 PARTNERS, L.P.

	By:	Hicks, Muse GP Partners L.A., L.P.,
its general partner

	By:	Hicks, Muse Latin America Fund I Incorporated,
its general partner

	By:	/s/ David W. Knickel
David W. Knickel
Vice President and Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 24, 2014	HICKS, MUSE GP PARTNERS L.A., L.P.

	By:	Hicks, Muse Latin America Fund I Incorporated,
its general partner

	By:	/s/ David W. Knickel
David W. Knickel
Vice President and Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 24, 2014	HICKS, MUSE LATIN AMERICA FUND I INCORPORATED

	By:	/s/ David W. Knickel
David W. Knickel
Vice President and Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 24, 2014	HM4-EQ COINVESTORS, L.P.

	By:	Hicks, Muse GP Partners IV, L.P.,
its general partner

	By:	Hicks, Muse Fund IV, LLC,
its general partner

	By:	/s/ David W. Knickel
David W. Knickel
Vice President and Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 24, 2014	HICKS, MUSE GP PARTNERS IV, L.P.

	By:	Hicks, Muse Fund IV, LLC,
its general partner

	By:	/s/ David W. Knickel
David W. Knickel
Vice President and Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 24, 2014	HICKS, MUSE FUND IV, LLC

	By:	/s/ David W. Knickel
David W. Knickel
Vice President and Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 24, 2014	MUSE FAMILY ENTERPRISES, LTD.

	By:	JRM Management Company, LLC,
its general partner

	By:	/s/ John R. Muse

John R. Muse (By David W. Knickel,

Attorney-in-Fact, pursuant to the Power of Attorney, dated July 16, 2013, previously filed with the Securities and Exchange Commission as Exhibit 24 to Form 4 filed by Mr. Muse on July 16, 2013)

President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 24, 2014	JRM INTERIM INVESTORS, L.P.

	By:	JRM Management Company, LLC,
its general partner

	By:	/s/ John R. Muse

John R. Muse (By David W. Knickel,

Attorney-in-Fact, pursuant to the Power of Attorney, dated July 16, 2013, previously filed with the Securities and Exchange Commission as Exhibit 24 to Form 4 filed by Mr. Muse on July 16, 2013)

President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 24, 2014	JRM MANAGEMENT COMPANY, LLC

	By:	/s/ John R. Muse

John R. Muse (By David W. Knickel,

Attorney-in-Fact, pursuant to the Power of Attorney, dated July 16, 2013, previously filed with the Securities and Exchange Commission as Exhibit 24 to Form 4 filed by Mr. Muse on July 16, 2013)

President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 24, 2014

/s/ John R. Muse
John R. Muse (By David W. Knickel, Attorney-in-Fact, pursuant to the Power of Attorney, dated July 16, 2013, previously filed with the Securities and Exchange Commission as Exhibit 24 to Form 4 filed by Mr. Muse on July 16, 2013)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 24, 2014

/s/ Andrew S. Rosen
Andrew S. Rosen

EXHIBIT INDEX

1.	Voting and Support Agreement, by and among LIN Media LLC, Media General, Inc., Mercury New Holdco, Inc. Hicks, Muse, Tate & Furst Equity Fund III, L.P., HM3 Coinvestors, L.P., Hicks, Muse, Tate & Furst Equity Fund IV, L.P., Hicks, Muse, Tate & Furst Private Equity Fund IV, L.P., HM4-EQ Coinvestors, L.P., Hicks, Muse & Co. Partners, L.P., Muse Family Enterprises, Ltd., JRM Interim Investors, L.P. and John R. Muse, dated March 21, 2014, filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 21, 2014 and incorporated by reference herein.